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                 August 22, 2022

       Javier Selgas
       Chief Executive Officer
       Freight Technologies, Inc.
       2001 Timberloch Place, Suite 500
       The Woodlands , TX 77380

                                                        Re: Freight
Technologies, Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed on August 15,
2022
                                                            File No. 333-266853

       Dear Mr. Selgas:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Dietrich King at 202-551-8071 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services